SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of NORTHEAST UTILITIES, and its Subsidiaries File No. 70-09755	QUARTERLY CERTIFICATE PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities (“NU”), a registered holding company, on behalf of itself and its subsidiaries, including The Connecticut Light and Power Company (“CL&P”), Western Massachusetts Electric Company (“WMECO”), Yankee Energy System, Inc. (“YES”) and Yankee Gas Services Company (“Yankee Gas”),  hereby files this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 30, 2004 in this File (HCAR 35-27870) for the quarter ending June 30, 2005.

1.

External Short Term Debt and Commercial Paper Issuances

Company	Maximum Amount of Commercial Paper During Qtr.	Maximum Amount of Short-Term Notes to Banks During Qtr.	Total Amount of CP and Short-Term Notes at End of Qtr	Money Pool Balance at End of Quarter

Northeast Utilities	$0	$147,000,000	$147,000,000	$110,400,000
CL&P	$0	$70,000,000	$0	8,375,000
WMECO	$0	$30,000,000	$10,000,000	($33,300,000)
YES	$0	$0	$0	$6,300,000
Yankee Gas	$0	$20,000,000	$0	($16,500,000)

2.

Bank Borrowings During Quarter

Company: NU

Period:   April 1, 2005 – June 30, 2005

Name of Bank	Amount	Date Issued	Interest Rate
Union Bank of California	$62,000,000	04/20/05	5.7500%
Union Bank of California	$20,000,000	04/22/05	3.6381%
Union Bank of California	$25,000,000	04/22/05	3.7000%
Union Bank of California	$20,000,000	05/23/05	3.7000%
Union Bank of California	$50,000,000	05/23/05	3.7000%
Union Bank of California	$20,000,000	05/24/05	3.7000%
Union Bank of California	$25,000,000	06/21/05	3.8875%
Union Bank of California	$50,000,000	06/22/05	3.8250%
Union Bank of California	$20,000,000	06/23/05	3.8875%
Union Bank of California	$12,000,000	06/30/05	6.2500%
Union Bank of California	$40,000,000	06/30/05	3.9500%

Company: CL&P

Period:   April 1, 2005 – June 30, 2005

Name of Bank	Amount	Date Issued	Interest Rate
Citibank	$19,000,000	04/01/05	5.7500%
Citibank	$44,000,000	05/02/05	5.8706%

Company: WMECO

Period:   April 1, 2005 – June 30, 2005

Name of Bank	Amount	Date Issued	Interest Rate
Citibank	$10,000,000	04/29/05	3.6000%
Citibank	$10,000,000	05/31/05	3.6000%
Citibank	$10,000,000	05/31/05	3.8500%

Company: YES

Period:   April 1, 2005 – June 30, 2005

Name of Bank	Amount	Date Issued	Interest Rate
N/A	N/A	N/A	N/A

Company: Yankee Gas

Period:   April 1, 2005 – June 30, 2005

Name of Bank	Amount	Date Issued	Interest Rate
N/A	N/A	N/A	N/A

3.

Maximum borrowings from and loans to the NU Money Pool during the quarter and the interest rate applied to such borrowings and loans.

Company	Maximum Amount Borrowed During Quarter	Maximum Amount Invested During Quarter	Average Interest Rate During Quarter **

Northeast Utilities	$ 0	$191,000,000*	3.4305%
NUSCO	$ 0	$ 0	N/A
CL&P	$149,125,000	$ 0	2.9365%
CL&P		$15,575,000	2.9162%
WMECO	$ 47,100,000		2.9803%
PSNH	$ 89,400,000	$ 0	2.9426%
NAEC	$ 0	$ 5,800,000	2.9471%
HWP	$ 9,100,000	$ 0	2.9331%
NNECO	$ 0	$ 34,100,000	2.9495%
YES	$ 0	$ 8,200,000	2.9343%
Yankee Gas	$ 21,700,000		3.0222%
Yankee Gas		$ 17,700,000	2.7705%
RRR	$ 17,100,000	$ 0	2.9479%
Quinnehtuk	$ 3,500,000	$ 0	2.9478%
NUEI	$ 0	$ 50,700,000	2.9474%
NGC	$ 0	$ 10,000,000	2.9486%
NGS	$ 1,350,000		3.0117%
NGS		$ 5,350,000	2.9936%
Properties	$ 0	$ 3,500,000	2.9478%
Woods Electrical	$ 8,400,000	$ 0	2.9547%
Woods Network	$ 0	$ 0	N/A
E. S. Boulos	$ 0	$ 0	N/A
Select Energy	$151,800,000*		3.7072%
Select Energy		$ 96,800,000	2.8710%
SENY		$ 15,000,000	2.9627%
Mode 1	$ 0	$ 2,200,000	2.9771%
SESI	$ 12,250,000	$ 0	2.9515%
Yankee Financial	$ 3,400,000	$ 0	2.9478%
YESCO	$ 0	$ 700,000	2.9366%
NorConn	$ 1,100,000	$ 0	2.9445%

Borrowings/investments marked with (*) represent borrowings/investments through the Money Pool from NU’s External Funds. The interest rate on such funds matches the interest rate paid by NU to its external lender.  All other borrowings/investments are borrowings/investments of surplus funds of money pool participants.

**Average interest rate for loans to the Money Pool calculated at Fed Funds rate.

4.

Short-Term Interest Rate Hedging Transactions entered into during the quarter.

Company	Counterparty	Notional Amount	Issuance Date	Maturity Date

Northeast Utilities	N/A	N/A	N/A	N/A
CL&P	N/A	N/A	N/A	N/A
WMECO	N/A	N/A	N/A	N/A
YES	N/A	N/A	N/A	N/A
Yankee Gas	N/A	N/A	N/A	N/A

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:

 August 8, 2005

Northeast Utilities

Northeast Utilities Service Company

The Connecticut Light and Power Company

Western Massachusetts Electric Company

Public Service Company of New Hampshire

North Atlantic Energy Corporation

Holyoke Water Power Company

Northeast Nuclear Energy Company

Yankee Energy System, Inc.

Yankee Gas Services Company

The Rocky River Realty Company

The Quinnehtuk Company

NU Enterprises, Inc.

Northeast Generation Company

Northeast Generation Service Company

Properties, Inc.

Woods Electrical Co., Inc.

Woods Network Services, Inc.

E. S. Boulos Company

Select Energy, Inc.

Select Energy New York, Inc.

Mode 1 Communications, Inc.

Select Energy Services, Inc.

Yankee Energy Financial Services Company

Yankee Energy Services Company

NorConn Properties, Inc.

By:	/s/ Patricia C. Cosgel Name: Patricia C. Cosgel Title: Assistant Treasurer-Finance Northeast Utilities Service Company as Agent for all of the above-named Applicants